KKR ASSET-BASED INCOME FUND

c/o KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, California 94104

If you do not want to sell your shares of common stock at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

April 2, 2025

Dear Stockholder:

This letter serves to inform you of important dates relating to a repurchase offer by KKR Asset-Based Income Fund (the “Fund”). If you are not interested in tendering your shares of common stock in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on April 2, 2025 and end at 2:00 p.m., Eastern Time, on April 30, 2025. The purpose of the tender offer is to provide liquidity to stockholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

If you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Fund’s Adviser, KKR Credit Advisors (US) LLC, ABIFtender@kkr.com.

All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Adviser by 2:00 p.m., Eastern Time, on April 30, 2025.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer. Alternatively, you may call (415) 315-3620.

Sincerely, KKR Asset-Based Income Fund